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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                        Commission File Number: 000-16977

                               STOLT-NIELSEN S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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ITEM 8.01. OTHER EVENTS.

Stolt-Nielsen S.A. ("SNSA") has previously disclosed that it has been the subject of an informal inquiry by the U.S. Securities and Exchange Commission (the "SEC") related to, among other things, its past stock options practices and procedures. On July 30, 2007, SNSA received a Formal Order of Private Investigation issued by the SEC in this matter. SNSA intends to continue to cooperate with the SEC's investigation.

This disclosure shall be deemed to be incorporated by reference into the prospectuses forming a part of SNSA's Registration Statements on Form S-8 (No. 033-28473, No. 333-06958, No. 333-11178 and No. 333-121315) and to be a
part of such prospectuses from the date of the filing thereof.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         STOLT-NIELSEN S.A.


Date: July 31, 2007                                      By: /s/ Alan B. Winsor
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                                                         Name:  Alan B. Winsor
                                                         Title: Attorney-in-Fact

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